SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

On behalf of CRESUD SACIF y A, below is a summary of the resolutions adopted at the General Ordinary and Extraordinary Shareholders’ Meeting held on October 26, 2020:

ITEM ONE: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.
The meeting approved by majority the appointment of the representative of shareholder Bank of New York Mellon (BONY) and the representative of ANSES FGS Law 26425 (ANSES) to approve and sign the minutes of the Shareholders’ Meeting, jointly with the Chairman.

ITEM TWO: CONSIDERATION OF DOCUMENTS CONTEMPLATED IN SECTION 234, PARAGRAPH 1, OF LAW NO. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2020.
The meeting approved by majority of votes the documents required under Section 234, paragraph 1, of General Companies Law No. 19,550 for the fiscal year ended June 30, 2020.

ITEM THREE: ALLOCATION OF NET INCOME FOR THE FISCAL YEAR ENDED JUNE 30, 2020 FOR $1,900,624,275.32. DISTRIBUTION OF SHARE DIVIDENDS.
The meeting approved by majority of votes:
1.- to allocate the net income for the fiscal year for $1,900,624,275.32 to (i) the legal reserve for $95,031,214 and (ii) the remaining balance amounting to $1,805,593,061.32 to the absorption of unappropriated retained earnings, comprised by (a) the aggregate of prior fiscal year adjustments amounting to $814,138,722.68, (b) the aggregate of the negative effect from other changes in the subsidiaries shareholders’ equity amounting to $60,919,391.76; and (c) partially, the effect of the distribution of shares approved by the meeting held on October 30, 2019 of $1,511,974,676.17 on the unappropriated retained earnings;
2.- not to distribute dividends as a result of the absorption of losses.

ITEM FOUR: CONSIDERATION OF BOARD OF DIRECTORS’ PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2020.
The meeting approved by majority of votes the Board of Directors’ performance for the fiscal year ended June 30, 2020 taking into consideration the legal abstentions.

ITEM FIVE: CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2020.
The meeting approved by majority of votes the performance of the Supervisory Committee for the fiscal year ended June 30, 2020.

ITEM SIX: CONSIDERATION OF COMPENSATION PAYABLE TO THE BOARD OF DIRECTORS ($93,792,715 ALLOCATED SUM) FOR THE FISCAL YEAR ENDED JUNE 30, 2020.
The meeting approved by majority of votes the sum of $62,180,000 as total compensation payable to the Board of Directors for the fiscal year ended June 30, 2020 and (i) to allocate and distribute such compensation in due course in accordance with the specific duties discharged by its members; (ii) to make monthly advance payments of fees contingent upon the resolution to be adopted at the next ordinary shareholders’ meeting.

ITEM SEVEN: CONSIDERATION OF COMPENSATION PAYABLE TO THE SUPERVISORY COMMITTEE ($1,575,000 ALLOCATED SUM) FOR THE FISCAL YEAR ENDED JUNE 30, 2020.
The meeting approved by majority of votes to pay $ 1,575,000 to the Supervisory Committee as aggregate fees for the tasks discharged during the fiscal year ended June 30, 2020.

ITEM EIGHT: DETERMINATION OF THE NUMBER AND APPOINTMENT OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS FOR A TERM OF THREE FISCAL YEARS.
The meeting approved by majority of votes:
1)
to determine in 12 (twelve) the number of regular directors and maintain in 5 (five) the number of alternate directors.
2)
to renew the appointment of Messrs. Eduardo Sergio Elsztain, Saúl Zang and Alejandro Gustavo Casaretto as non-independent Regular Directors;
3)
to appoint Mrs. Mariana Renata Carmona as non-independent Regular Director;
4)
to renew the appointment of Mr. Gastón Armando Lernoud as non-independent Alternate Director.

ITEM NINE: APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR A TERM OF ONE FISCAL YEAR.
The meeting approved by majority of votes to appoint Messrs. José Daniel Abelovich, Marcelo Héctor Fuxman and Noemí Ivonne Cohn as REGULAR STATUTORY AUDITORS and Messrs. Roberto Daniel Murmis, Cynthia Deokmelian and Paula Sotelo as ALTERNATE STATUTORY AUDITORS for a term of one fiscal year.

ITEM TEN: APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE NEXT FISCAL YEAR.
The meeting approved by majority of votes to appoint as certifying accountants for the 2020/2021 fiscal year, the firm PRICEWATERHOUSE&Co. member of PriceWaterhouseCoopers, with Walter Rafael Zablocky acting as Regular Independent Auditor, and Javier Brondo as Alternate Independent Auditor.

ITEM ELEVEN: APPROVAL OF COMPENSATION FOR $15,300,333 PAYABLE TO CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR ENDED JUNE 30, 2020.
The meeting approved by majority of votes a compensation of $15,300,333 for the tasks developed by the certifying accountant for the fiscal year ended June 30, 2020.

ITEM TWELVE: CONSIDERATION OF ANNUAL BUDGET FOR IMPLEMENTATION OF THE AUDIT COMMITTEE’S ANNUAL PLAN.
The meeting approved by majority of votes a budget of $503,000, taking into account the effect of inflation considering the eventual hiring of advisors / consultants and trainings.

ITEM THIRTEEN: CONSIDERATION OF INCENTIVE PLAN FOR EMPLOYEES, MANAGEMENT AND DIRECTORS APPROVED BY THE MEETING HELD ON OCTOBER 30, 2019. GUIDELINES FOR THE IMPLEMENTATION OF THE PLAN WHICH SHALL ALLOCATE SUCH SHARES AS A BONUS, AND THE CAPITAL INCREASE SHALL BE PAID UP WITH THE COMPANY’S RESERVES IN ACCORDANCE WITH THE PROVISIONS SET FORTH IN SECTION 68 OF CAPITAL MARKET LAW NO. 26,831.
The meeting approved by majority of votes to ratify the resolutions adopted by the meeting held on October 30, 2019 as regards the implementation of the incentive plan for employees, management and directors of the Company and to provide that 1% (one per cent) allocated to such plan to be calculated based on the capital outstanding as of the time of implementation and/or execution of the plan, be paid in with reserves – thus allocating such shares as bonus to the beneficiaries of the plan- and/or paid in with contributions made by the beneficiaries, all in accordance with the provisions set forth in Section 68 of the Capital Market Law No. 26,831.

ITEM FOURTEEN: AUTHORIZATION TO CARRY OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDINGS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION AND THE GENERAL SUPERINTENDENCY OF CORPORATIONS.
The meeting approved by majority of votes to authorize attorneys-at-law María Laura Barbosa, Lucila Huidobro, Paula Pereyra Iraola, María Florencia Vega and/or María Inés Higa and Mrs. Andrea Muñoz to carry out all the relevant registrations of the preceding resolutions.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
October 29, 2020